REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated balance sheet of Samson Oil & Gas Limited (the Company) and its subsidiaries as of June 30, 2008, and the related consolidated statements of income, changes in equity, and cash flows for the year ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Samson Oil & Gas Limited and its subsidiaries as of June 30, 2008 and the consolidated results of their operations and their cash flows for the year ended June 30, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully discussed in Note 1, the Company was in breach of a debt covenant with respect to its borrowings under its convertible notes as of February 28, 2009 (based on Company data reported to its lender that was measured as of December 31, 2008).  The breach of the covenant raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to this matter is described in Note 1.  The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young LLP

Denver, Colorado
March 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated balance sheet of Samson Oil & Gas Limited and its controlled entities (the Company) as of June 30, 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended June 30, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Samson Oil & Gas Limited and its controlled entities as of June 30, 2007 and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 2007 in conformity with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Ernst & Young
Perth, Australia

November 21, 2007

INCOME STATEMENT
for the year ended 30 June 2008

INCOME STATEMENT

		Consolidated Entity
	Note	2008 $	2007 $	2006 $
Continuing Operations
Revenue
Sale of oil and gas	3(a)	8,131,851	8,639,137	3,742,529
Finance income	3(a)	73,704	185,620	300,635
Total Revenue		8,205,555	8,824,757	4,043,164

Cost of Sales		(3,814,861)	(5,713,820)	(4,453,988)

Gross Profit		4,390,694	3,110,937	(410,825)

Other Income	3(a)	1,908,777	3,039,464	2,832,170

Exploration and evaluation expense		(2,937,673)	(793,345)	(5,244,288)
General and administrative expenses	3(b)	(8,123,178)	(5,223,419)	(5,448,884)
Reversal of impairment	3(e)	4,703,774	781,972	(13,669,094)
Finance costs	3(c)	(3,471,568)	(3,736,900)	(599,613)

Loss from continuing operations before income tax		(3,529,174)	(2,821,291)	(22,540,534)

Income tax expense	4	—	—	—

Loss from continuing operations after income tax for the period		(3,529,174)	(2,821,291)	(22,540,534)

Discontinued Operations
Profit/(loss) from discontinued operations after income tax	32	439,849	218,283	(3,145,056)

Net loss for the period		(3,089,325)	(2,603,008)	(25,685,590)

Atributable to:
Minority interest		—	—	(253,417)
Member of parent		(3,089,325)	(2,603,008)	(25,432,173)

Net loss for the period		(3,089,325)	(2,603,008)	(25,685,590)

Loss per share from continuing operations

Basic (loss) per share (cents)	25	(1.74)	(1.47)	(21.66)
Diluted (loss) per share (cents)	25	(1.74)	(1.47)	(21.66)

Loss per share

Basic (loss) per share (cents)	25	(1.52)	(1.36)	(24.43)
Diluted (loss) per share (cents)	25	(1.52)	(1.36)	(24.43)

The income statement should be read in conjunction with the accompanying notes

BALANCE SHEET
As at 30 June 2008

BALANCE SHEET

		Consolidated Entity
	Note	2008 $	2007 $

Current assets
Cash and cash equivalents	6	2,788,075	3,985,991
Trade and other receivables	7	1,935,267	1,875,479
Investments held for trading	8	180,590	552,859
Prepayments		1,268,352	1,107,394
Restricted cash	11	—	1,354,448
Total current assets		6,172,284	8,876,171

Non-current assets
Restricted cash	11	151,573	171,699
Trade and other receivables	7	31,823	—
Plant and equipment	9	2,061,651	2,884,845
Exploration and evaluation assets	10	4,781,125	5,411,690
Oil and gas properties	12	41,681,090	46,343,369
Total non-current assets		48,707,262	54,811,603
Total assets		54,879,546	63,687,774

Current liabilities
Trade and other payables	13	826,113	2,901,166
Derivative financial instruments	18	5,081,164	262,513
Provisions	14	136,465	93,051
Total current liabilities		6,043,742	3,256,730

Non-current liabilities
Convertible notes	15	13,416,217	17,697,138
Derivative financial instruments	18	411,667	3,421,277
Provisions	14	717,024	1,168,414
Total non-current liabilities		14,544,908	22,286,829
Total Liabilities		20,588,650	25,543,559

Net assets		34,290,896	38,144,215

Equity

Contributed equity	16	72,716,545	69,347,605
Accumulated losses	17	(32,048,707)	(28,959,382)
Reserves	16	(6,376,942)	(2,244,008)
Total equity		34,290,896	38,144,215

The balance sheet should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENT
for the year ended 30 June 2008

CASH FLOW STATEMENT

		Consolidated Entity
	Note	2008 $	2007 $	2006 $

Cash flows from operating activities
Receipts from customers		8,828,558	10,357,077	4,609,517
Cash received from commodity derivative financial instruments		398,215	522,063	—
Payments to suppliers & employees		(8,046,362)	(9,148,016)	(4,823,955)
Interest received		72,440	208,543	273,661
Payment to close out swap position		(66,927)	—	—
Interest paid		(2,106,254)	(2,436,855)	(263,690)
Net cash flows (used in) operating activities	22(b)	(920,330)	(497,188)	(204,467)

Cash flows from investing activities
Proceeds from sale of listed shares		353,689	175,412	2,546,078
Purchase of listed shares		—	(5,000)	—
Payments for plant & equipment		(546,042)	(1,418,087)	(3,166,620)
Proceeds from sale of properties		5,867,262	—	—
Payments for exploration and evaluation		(3,037,516)	(793,345)	(5,244,288)
Payments for oil and gas properties		(2,565,247)	(6,410,005)	(41,359,641)
Payments for acquisition of minority interest		(96,497)	(835,023)	—
Net cash flows (used in) investing activities		(24,351)	(9,286,048)	(58,427,679)

Cash flows from financing activities
Proceeds from issue of share capital		3,379,077	—	42,637,182
Repayment of borrowings		(3,279,421)	—	(1,908,431)
Proceeds from borrowings		—	—	27,754,900
Payments for costs associated with capital raising		(10,137)	(1,231,450)	(875,950)
Net cash flows from/(used in) financing activities		89,519	(1,231,450)	67,142,595

Net (decrease)/increase in cash held		(855,162)	(11,014,686)	8,510,449
Cash at the beginning of the period		3,985,991	15,628,126	6,708,181
Net foreign exchange differences		(342,754)	(627,449)	409,496
Cash at the end of the period	22(a)	2,788,075	3,985,991	15,628,126

The cash flow statement should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2008

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Equity Reserve	Share Based Payments Reserve	Total	Minority Interests	Total Equity
	$	$	$	$	$	$		$

At 1 July 2007	69,347,605	(28,959,382)	(3,580,428)	(1,373,063)	2,709,483	38,144,215	—	38,144,215
Currency translation differences	—	—	(4,518,928)	—	—	(4,518,928)	—	(4,518,928)
Loss for the period	—	(3,089,325)	—		—	(3,089,325)	—	(3,089,325)
Total income/(expense) for the period	—	(3,089,325)	(4,518,928)	—	—	(7,608,253)	—	(7,608,253)
Share Based Payments	—	—	—	—	385,994	385,994	—	385,994
Issue of share capital	3,379,077	—	—	—	—	3,379,077	—	3,379,077
Share issue costs	(10,137)	—	—	—	—	(10,137)	—	(10,137)
At 30 June 2008	72,716,545	(32,048,707)	(8,099,356)	(1,373,063)	3,095,477	34,290,896	—	34,290,896

At 1 July 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306	—	47,985,306
Currency translation differences	—	—	(5,940,712)	—	—	(5,940,712)	—	(5,940,712)
Loss for the period	—	(2,603,008)	—	—	—	(2,603,008)	—	(2,603,008)
Total income/(expense) for the period	—	(2,603,008)	(5,940,712)	—	—	(8,543,720)	—	(8,543,720)
Acquisition of minority interest	—	—	—	(1,573,460)	294,788	(1,278,672)	—	(1,278,672)
Share issue costs	(18,699)	—	—	—		(18,699)	—	(18,699)
At 30 June 2007	69,347,605	(28,959,382)	(3,580,428)	(1,373,063)	2,709,483	38,144,215	—	38,144,215

At 1 July 2005	25,223,584	(1,146,201)	188,079	(22,459)	—	24,243,003	4,071,142	28,314,145
Adoption of AASB 132 and AASB 139	—	222,000	—	—	—	222,000	—	222,000
Currency translation differences	—	—	2,172,205	—	—	2,172,205	29,504	2,201,709
Loss for the period	—	(25,432,173)	—	—	—	(25,432,173)	(253,417)	(25,685,590)
Total income/(expense)	—	(25,210,173)	2,172,205	—	—	(23,037,968)	(223,913)	(23,261,881)
Acquisition of minority interest	3,624,373	—	—	222,856	—	3,847,229	(3,847,229)	—
Share based payments	—	—	—	—	2,414,695	2,414,695	—	2,414,695
Issue of share capital	43,276,587	—	—	—	—	43,276,587	—	43,276,587
Share issue costs	(2,758,240)	—	—	—	—	(2,758,240)	—	(2,758,240)
At 30 June 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306	—	47,985,306

The statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1.      CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (“the Company”) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the directors on 25 March 2009.  The financial report includes financial statements for the consolidated entity comprised of Samson Oil & Gas Limited and its 100% owned subsidiary Samson Oil & Gas USA, Inc. (“the Group”).

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian stock exchange.

The nature of the operations and principal activities of the Company are described in Note 21 Segment Reporting.

The financial statements have been prepared for the year-ended June 30, 2008 on a going concern basis.  The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Group not continue as a going concern

The Group was in violation of the reserve to debt ratio covenant under the convertible loan agreement with Macquarie as at December 31, 2008.  On 25 March 2009, Macquarie granted us a waiver in connection to this violation. In connection with this waiver, we were required to enter into additional hedging transactions, with reference to our anticipated production of natural gas, priced at the CIG and Henry Hub price points, and with reference to our anticipated oil production, priced at WTI price points.

The Group expects to be in violation of the reserve to debt ratio covenant as at March 31, 2009.  We expect to be granted a waiver in regard to this violation. There is however no assurance that a waiver will be granted or if it is, what terms and conditions may be imposed on us.  If we fail to meet the requirements of the loan in the future, we may be required to seek additional waivers from Macquarie, which may not be granted at all or on acceptable terms.  If we are required to take certain action with respect to alternative financing arrangements, we may be unable to obtain such financing on terms acceptable to us.  As a result of the breach of covenant the financier has the right to request the immediate repayment of the debt.  Consequently, substantial doubt exists as to Group’s ability to continue as a going concern through June 30, 2009.

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with accounting standards and other mandatory financial reporting requirements in Australia. The financial report has also been prepared on a historical cost basis, except for assets held for trading and derivative instruments, which have been measured at fair value.

The financial report is presented in Australian Dollars.

Comparative information has been restated in order to be consistent with the current period presentation. Specifically:

•
In the segment information disclosure, finance costs of  $3,736,900 that were disclosed in the segment result for the United States of America in 2007 have been reclassified to ‘unallocated’ as the primary operation of this segment is not of a financial nature.

•
The embedded derivatives in the convertible notes in the consolidated entity have been separately presented from the host contract and classified according to their contractual terms. Accordingly, the $3,104,073 included in the convertible notes liability in the comparative period for the consolidated entity has been reclassified to derivative financial instruments as a non-current liability.

a)	Compliance Statement

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

b)	New accounting standards and interpretations

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ending 30 June 2008.  These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Company financial report*	Application date for Company*
AASB 8 and AASB 2007-003/IFRS 8	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting (IAS 14 Segment Information), which adopts a management reporting approach to segment reporting.	1 January 2009
AASB 8/IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Company’s financial statements. The amendments may have an impact on the Company’s segment disclosures.
1 July 2009

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Company financial report*	Application date for Company*
AASB 123 (Revised) and AASB 2007-6/IAS 23 (Revised)	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123 (IAS 23) require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009
Currently, the Company expenses all borrowing costs.  Under the revised standard, the Company will be required to capitalise borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset.
1 July 2009
AASB 101 (Revised) and AASB 2007-8/IAS 1 (Revised)	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards
Introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.
1 January 2009
These amendments are only expected to affect the presentation of the Company’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report.  The Company has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.
1 July 2009
AASB 3 (Revised)/IFRS 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations.	1 July 2009
The Company may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard.  The Company has not yet assessed the impact of early adoption, including which accounting policy to adopt.
1 July 2009
AASB 127 (Revised)/IAS 27 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009
If the Company changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill (where recorded), nor will it give rise to a gain or loss in the Company’s income statement.
1 July 2009
AASB 2008-3/IFRS 3 (Revised) and amended IAS 27	Amendments to Australian Accounting Standards arising from AASB 3 (IFRS 3) and AASB 127 (IAS 27)	Amending standard issued as a consequence of revisions to AASB 3 (IFRS 3) and AASB 127 (IAS 27).	1 July 2009	Refer to AASB 3 (Revised)/ IFRS 3 (Revised) and AASB 127 (Revised)/ amended IAS 27 above.	1 July 2009

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Company financial report*	Application date for Company*
Amendments to International Financial Reporting standards AASB 2008-7	Amendments to Australian Accounting Standards (IFRS) - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
The main amendments of relevance to Australian entities are those made to IAS 27 deleting the ‘cost method’ and requiring all dividends from a subsidiary, jointly controlled entity or associate be recognized in profit or loss in an entity’s separate financial statements (i.e., parent company accounts).  The distinction between pre- and post- acquisition profits is no longer required.  However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 127 (IAS 27) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganizations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.
1 January 2009
Recognising any dividends received from subsidiaries, jointly controlled entities and associates as income will likely give rise to greater income being recognized by the parent entity after adoption of these amendments.

In addition, if the Company enters into any Company re-organisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a ‘carry-over basis’ rather than at fair value.
1 July 2009
Amendments to International Financial Reporting Standards AASB 2008-5 and AASB 2008-6	Amendments to Australian Accounting Standards arising from the Annual Improvement Project/Improvements to IFRS
The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRS.  The IASB has separated the amendments into two parts: Part I deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.
			1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Company has not yet determined the extent of the impact of the amendments, if any.	1 July 2009
Interpretation 16/IFRIC 16	Hedges of a Net Investment in a Foreign Operation
This interpretation proposes that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.
			1 January 2009	The Interpretation is unlikely to have any impact on the Company since it does not significantly restrict the hedged risk or where the hedging instrument can be held.	1 July 2009

*	designates the beginning of the applicable annual reporting period unless otherwise stated.

Adoption of new accounting standard
The Company has adopted AASB 7 Financial Instruments; Disclosures (IFRS 7) and all consequential amendments which became applicable on 1 July 2007. The adoption of this standard has only affected the disclosures in these financial statements.  There has been no affect on profit and loss or the financial position of the entity.

c)	Basis of consolidation

The consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries (‘the Company’) as at 30 June each year.

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Investments in subsidiaries held by Samson Oil & Gas Limited are accounted for at cost in the separate financial statements of the parent entity

Minority interests not held by the Company are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders’ equity.

Acquisitions of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognized in equity.

d)	Significant accounting judgments, estimates and assumptions

Significant accounting judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements.  Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses.  Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the varying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.  Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results of the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Exploration and evaluation

The Company’s accounting policy for exploration and evaluation is set out in Note 2 (q).  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the Income Statement.

When assessing whether deferred exploration expenditure should be carried forward from the prior year  the Company reviews each project on an individual basis, taking into account but not limited to  the ongoing activity in relation to that field, including any new agreements or contracts entered into during the year and the Company’s  near future plans for the field or prospect.

Under IFRS and Australian Accounting Standards, companies are permitted to include cash paid for exploration expenditure in either the cash flow from operating activities or cash flow from investing activities.  The Company believes that exploration expenditures are incurred with the intent of making further investment decisions and are not directly related to the revenue producing activities of the Company and are therefore more appropriately presented as investing activities.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined using a binomial option pricing model.

The value of equity-settled transactions with other service providers, excluding employees, are measured based on the value of the service received by the Company.  If a value for this can not be reasonably measured, the value will be measured by reference to the fair value of the equity instruments at the date services are provided.  The Company also uses a binomial options pricing model to determine this fair value, where appropriate.

Impairment of Assets

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates.  For oil and gas properties, expected future cash flow estimation is based on proved reserves, future production profiles, commodity prices and costs.   The estimates of future cash flows are made as at each balance date, using the price estimates from the forward curve as at that date.

The carrying value of oil and gas properties and lease and well equipment as at 30 June 2008 is $43,489,825 (2007:$48,955,880).

Subsequent to year end, there has been a decrease in the commodity prices which may have an impact on the future valuation of the oil and gas properties and lease and well equipment.  Refer to Note 13 for further details.

Restoration obligations

The Company estimated the future removal costs of oil and gas wells and production facilities at the time of installation of the assets.  In most instances, the removal of assets will occur many years into the future.  This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows.  For more detail regarding the policy in respect of the provision for restoration refer to Note 2 (v).

Restoration obligations provided for as at 30 June 2008 are $716,040 (2007: $1,136,097).

Reserves estimates

Estimates of recoverable quantities of proven reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows.  It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries.  The economic, geological and technical factors we use to estimate reserves may change from period to period.  Changes in reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in estimated future cash flows.  Reserves are integral to the amount of depreciation, depletion, amortization and impairment charged to the income statement.

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.  The reserve estimates as at 30 June 2008 were prepared internally by Mr Robert Gardner – Vice President – Engineering. The reserve estimates as at 30 June 2007 were prepared by MHA Petroleum Consultants, Inc, an external independent engineering firm.

Units of production method of depreciation and amortisation

The Company applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions.  Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method.  Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments.  When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets.  It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Fair value of derivative financial instruments

The Company measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument.

Embedded Derivative

The Company measures the value of its embedded derivative using a binomial option pricing model at balance date.  The assumptions used in this valuation are detailed in Note 15.

e)	Revenue Recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of oil and gas

Revenue is recognised when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably.  Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production.  Any amount received in excess of the Company’s share is treated as a liability.  If the Company receives less than its entitled share, the underproduction is recorded as a receivable.

Interest income

Revenue is recognised as the interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividend income

Revenue is recognised when the Company’s right to receive the payment is established.

f)	Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

g)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Company as lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.  Operating lease incentives are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

h)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.  Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

Cash and cash equivalents exclude restricted cash.

i)	Restricted cash

If the Company operates a well, it may be required to request the funds from its partners prior to the commencement of the project.  In this instance, the money will be held as restricted cash until such time it is applied to a partner's costs for that project or returned to the partner, should the project not go ahead.

j)	Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognized initially at fair value and subsequently measured at amortised cost less an allowance for any uncollectible amounts.  Due to their short term nature, they are not discounted.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An impairment provision is recognized when there is objective evidence that the Company will not be able to collect the receivable.  Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment.  The amount of impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

l)	Foreign currency translation

(i) Functional and presentation currency

Both the functional and presentation currency of Samson Oil & Gas Limited is Australian Dollars. The functional currency of Samson Oil & Gas USA, Inc is United States Dollars.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(ii)Transaction and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

All exchange differences in the consolidated financial report are taken to profit or loss.

(iii) Translation of Company Companies functional currency to presentation currency

The results of the United States subsidiaries are translated into Australian Dollars using the average exchange rate for each month.  Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognized in the foreign currency translation reserve in equity.

m)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance date.

Deferred income tax is provided on all temporary differences at the balance date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•
when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of  unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised except:

•
when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit or loss; or

•
when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets are reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance date.

Income taxes relating to items recognised directly in equity are recognised in equity and not profit and or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

n)	Other taxes

Revenues, expenses and assets are recognised net of the amounts of GST except:

•
when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

o)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.  Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred.  Similarly, when each major inspection is performed its cost is recognised in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalisation.  All other repairs and maintenance are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Furniture and fittings – over two to five years
Lease and well equipment – over the life of the reserve – approximated using the units of production method

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Derecognition and disposal

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the year the asset is derecognised.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

p)	Oil and gas properties

Oil and gas properties include capitalised project expenditure and development expenditure.

The Company uses the units of production method to amortise costs carried forward in relation to its oil and gas properties.  For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

q)	Exploration and evaluation assets

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting.  The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period in which it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalized as intangible exploration and evaluation assets. The costs of wells are initially capitalized pending the results of the well.

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•	the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete; or

•	it is expected that the expenditure or asset acquired will be recouped through successful exploitation, or alternatively, by its sale.

Exploration costs are classified as cash flows from investing activities in the Cash Flow Statement.

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When assessing for impairment consideration is given to but not limited to the following:

•	the period for which the Company has the right to explore
•	planned and budgeted future exploration expenditure
•	activities incurred during the year
•	activities planned for future periods

r)	Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorized as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets.  The classification depends on the purpose for which the investments were acquired.  Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognized initially, they are measured at fair value, plus in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition
All regular way purchases of and sales of financial assets are recognised on the trade date (i.e. the date that the Company commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.  Financial assets are derecognized when the right to receive cash flows from the financial assets have expired or been transferred.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’.  Financial assets are classified as held for trading in that they are acquired for the purpose of selling in the near term with the intention of making a profit.  Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Gains or losses on financial assets held for trading are recognized in profit or loss and the related assets are classified as current assets in the balance sheet.

(ii) Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market.  Such assets are carried at amortised cost using the effective interest rate method.  Gains and losses are recognised in the profit and loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after the balance date, which are classified as non-current.

s)	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of the Company's or assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.  Impairment losses relating to continuing operations are recognized in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired assets.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such an indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

t)	Trade and other payables

Trade payables and other payables are carried at amortised cost and due to their short term nature are not discounted. They represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.  The amounts are unsecured and are usually paid within 30 days of recognition.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

u)	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

v)	Restoration costs

The Company records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises.  The nature of restoration activities includes the removal of facilities, abandonment of wells and rehabilitation of affected areas.

Typically, the obligation arises when the asset is installed at the production location.  When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties.  Over time, the liability is increased for the change in present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability.  The unwinding of the discount is recorded as an accretion charge within finance costs.  The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset.

Each year, the Company reviews the estimated restoration costs and the estimated period in which the obligation is likely to occur to ensure that they are appropriate.   The Company also reviews the discount rate to ensure it is still appropriate.  If changing any of these variables results in a decrease or increase in the liability the difference is recorded against the corresponding asset, which is included in oil and gas properties in the Balance Sheet.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

w)	Employee leave benefits

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employee’s services up to the reporting date.  They are measured at the amounts expected to be paid when the liabilities are settled.  Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Long service leave
The liability for long service is recognised in the provision for employee benefits and measured as the fair value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturities and currencies that match, as closely as possible the estimated future cash outflows.

x)	Share-based payment transactions

Equity settled transactions:
The Company provides benefits to employees (including senior executives) of the Company in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

A formal employee share or share option scheme has not been developed.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined by reference to the current share price in relation to shares and with the use of a binomial option pricing model in relation to rights to acquire shares, further details of which are given in Note 32.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil & Gas Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period, if any, in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:

I.	The grant date fair value of the award;
II.
The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

III.	The expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above, less the amounts already charged in previous periods. There is a corresponding entry to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share.

The expense for share based payments in relation to directors and executives is recognised in the parent entity.

y)	Contributed equity

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

z)	Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

•	costs of servicing equity (other than dividends);
•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

aa)	Joint Ventures

Jointly controlled assets
Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

bb)	Business Combination

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.  Cost is measured as the fair value of the assets given, shares issued or liabilities’ incurred or assumed at the date of exchange plus costs directly attributable to the combination.  Where equity instruments are issued in a business combination, the fair value of the instruments is their published price at the date of the date of the exchange, unless in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.  Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of the business combination over the net fair value of the Company’s share of the net fair value of the identifiable net assets of the subsidiary is recognised as goodwill.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

cc)	Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risk and returns that are different to those of other business segments.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or segments within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

dd)	Derivative Financial Instruments

The Company uses derivative financial instruments, such as fixed forward swaps to manage price risk.  Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Any gains or losses arising from changes in the fair value are taken directly to the income statement.

ee)	Compound Instruments

The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognised when the risks and characteristics are not closely related to those of the host contract.

Convertible Note
The convertible note is split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest payments and the principal amount. The embedded derivatives represent the value of the foreign currency denominated option that note holders have to convert into ordinary shares in the Company and the early redemption option of the Company.  At the date of issue the component parts are recognised at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note is measured at amortized cost. The embedded derivatives are measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Interest
Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

ff)	Discontinued Operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction.  They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised.  A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale.  The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the face of the balance sheet.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 3.      REVENUE AND EXPENSES

		Consolidated Entity
		2008 $	2007 $	2006 $
	Revenue and Expenses from Continuing Operations
a	Revenue
	Sale of oil and gas
	Oil sales	2,705,985	1,988,824	938,163
	Gas sales	4,753,326	5,917,181	2,722,497
	Other liquids	667,586	721,182	81,868
	Other	4,954	11,950	—
		8,131,851	8,639,137	3,742,529
	Finance Income
	Interest income	73,704	185,620	300,635
	Total Revenue	8,205,555	8,824,757	4,043,164

	Other Income
	Movement in fair value of held for trading investments	—	370,271	—
	Gain on cancellation of portion of embedded derivative / options	719,817	—	—
	Movement in fair value of embedded derivative	—	2,117,889	2,708,468
	Gain on fixed forward swaps	388,971	497,636	—
	Gain on financial liabilities carried at amortised cost on re-estimation of cash flows	680,949	—	—
	Other	119,040	53,668	123,702
	Total Other Income	1,908,777	3,039,464	2,832,170

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

		Consolidated Entity
b	General and Administration	2008 $	2007 $	2006 $
	Employee Benefits
	Salary and employee benefits	(1,510,479)	(1,237,122)	(804,309)
	Share based payments	(385,994)	—	(1,769,450)
	Total Employee Expense Benefits	(1,896,473)	(1,237,122)	(2,573,759)

	Other General and Administration
	Foreign exchange losses	(1,270)	—	—
	Consultants’ fees	(446,850)	(711,568)	(761,103)
	Lease payments	(234,505)	(222,282)	(206,765)
	Legal costs	(269,189)	(412,827)	(166,733)
	Assurance, accounting and taxation advice	(933,717)	(799,456)	(395,861)
	Movement in fair value of derivative instruments	(1,571,746)	(588,146)	—
	Travel and accommodation	(279,084)	(344,341)	(354,971)
	Movement in fair value of held for trading investments	(15,442)	—	—
	Movement in fair value of embedded derivative	(1,272,640)	—	—
	Filing and listing fees	(98,037)	(24,998)	(2,951)
	Insurance	(177,039)	(123,415)	(192,455)
	Investor and public relations	(383,291)	(253,695)	(347,708)
	Printing, postage and stationery	(62,071)	(21,123)	(65,904)
	Other	(481,824)	(484,446)	(380,674)
	Total Other General and Administration Expenses	(6,226,705)	(3,986,297)	(2,875,125)
		(8,123,178)	(5,223,419)	(5,448,884)

c	Finance costs
	Unwinding of discount associated with restoration obligation	(10,703)	(19,507)	—
	Amortised borrowing costs	(127,157)	(137,232)	—
	Interest expense	(3,333,708)	(3,580,161)	(599,613)
	Total Finance Costs	(3,471,568)	(3,736,900)	(599,613)

d	Depreciation and amortisation, included in the income statement
	Included in cost of sales:
	Depreciation on lease and well equipment	103,583	151,702	310,060
	Depletion of oil and gas properties	1,112,846	2,494,750	2,398,547
		1,216,429	2,646,452	2,708,607

	Depreciation of furniture and fittings	92,413	70,879	44,003
		1,308,842	2,717,331	2,752,610

e	Significant Items
	Impairment expense	—	—	(13,669,094)
	Net reversal of impairment	4,703,774	781,972	—
	Total Impairment Reversal/(Expense)	4,703,774	781,972	(13,669,094)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

		Consolidated Entity
		2008 $	2007 $	2006 $
f	Included in exploration expenditure
	Dry Hole Costs	2,587,075	—	3,144,943

NOTE 4.       INCOME TAX

Consolidated Entity
	2008 $	2007 $	2006 $
The major components of income tax expense are:
Income statement
Current income tax	—	—	—
Deferred income tax relating to origination & reversal of temporary differences	—	—	—
Income tax expense reported in the income statement	—	—	—

	Consolidated Entity
	2008 $	2007 $	2006 $
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Consolidated Entity’s applicable income tax rate is as follows:
Accounting (loss) before income tax from continuing operations	(3,529,174)	(2,821,291)	(22,540,534)
Profit before tax from discontinued operations	597,580	218,283	(3,145,056)
Total accounting (loss) before income tax	(2,931,594)	(2,603,008)	(25,685,056)
At the Company’s Australian statutory income tax rates of 30% (2007: 30%, 2006: 30%)	(879,478)	(780,902)	(7,705,677)
Expenditure not allowable for income tax purposes	989,573	60,185	6,586,450
Income not assessable for income tax purposes	(481,877)	(589,526)	(744,025)
Effect of US tax rate differential	(134,606)	(326,795)	523,208
Deferred tax assets not brought to account as realisation is not considered probable	664,119	1,637,037	1,340,044
Aggregate income tax	157,731	—	—

Consolidated Entity
	2008 $	2007 $	2006 $
Aggregate income tax expense attributable to:
Continuing operations	—	—	—
Discontinued operations	157,731	—	—
	157,731	—	—

The Company’s income tax expense represents state income tax payable to the state of Oklahoma, USA, in relation to the sale of the Company’s interest in the Amber field located in Oklahoma.  This expense has been recorded as part of the discontinued operations.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Balance Sheet		Income Statement
Consolidated	2008 $	2007 $	2008 $	2007 $	2006 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Unrealised foreign exchange gains on foreign assets	—	—	—	462,222	(462,222)
Oil and gas properties	198,995	—	213,423	—	—
Loan fees	2,199	3,345	(808)	(2,977)	—
Gross deferred tax liabilities	201,194	3,345

Deferred tax assets
Losses available to offset against future taxable income	10,073,218	11,824,183	573,533	1,512,476	1,921,000
Assets held for trading	10,860	6,342	(4,518)	(437,056)	118,646
Oil and gas properties	—	866,272	820,180	(80,634)	956,872
Share issue costs	41,726	57,493	15,767	(19,713)	6,240
Hedge liability	802,061	226,090	(646,154)	201,220	—
Other	—	29,678	29,678	(456,722)	412,792
Deferred tax assets not brought to account as realisation is not regarded as probable	(10,726,671)	(13,006,713)	(1,001,101)	(1,178,816)	(1,340,044)
Gross deferred tax assets	201,194	3,345

Deferred tax income/(expense)			—	—
Net deferred tax recognised in the balance sheet	—	—

The Company has tax losses carried forward arising in Australia of $5,982,118 (2007: $4,650,921).  The benefit of these losses of $1,794,635 (2007: $1,395,276) will only be obtained in future years if:

i.	the Consolidated Entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and
ii.	the Consolidated Entity has complied and continues to comply with the conditions for deductibility imposed by law; and
iii.	no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from deduction for the losses.

The Company has Federal net operating losses in the United States of approximately US$21,989,064 (2007: US$21,122,490).  The utilisation of approximately US$13,056,705 (2007: US$13,056,705) is limited to an estimated US$403,194 (2007: US$403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005.  If not utilised, the tax net operating losses will expire during the period from 2008 to 2026.  Of the US$13,056,705, US$9,023,861 will never be utilised and will expire by June 2025.

The Company has not recognised a deferred income tax asset in relation to these losses as realisation of the benefit is not regarded as probable.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately US$10,787,156 (2007: US$10,611,744) of State carried forward tax losses, with expiry dates between June 2008 and June 2022.  A deferred income tax asset in relation to these losses has not been recognised as realization of the benefit is not regarded as probable.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5.       DIVIDENDS

No dividends have been declared during the year (2007: Nil).

The balance of the franking account at the end of the year was nil (2007: Nil).

NOTE 6.       CASH AND CASH EQUIVALENTS

	Consolidated Entity
	2008 $	2007 $

Cash at bank and on hand	2,788,075	3,985,991

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

The fair value of cash and cash equivalents held by the consolidated entity is $2,788,075 (2007:$3,985,991).

The fair value of cash and cash equivalents held by the parent entity is $270,910 (2007: $1,962,702).

NOTE 7.       TRADE AND OTHER RECEIVABLES

	Consolidated Entity
	2008 $	2007 $
CURRENT
Trade receivables (i)	1,761,312	1,778,459
Net GST Receivable	13,550	22,784
Other receivables (ii)	160,405	74,236
	1,935,267	1,875,479

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms.

(ii)	These receivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

	Consolidated Entity
	2008 $	2007 $

NON CURRENT
Other receivables (iii)	31,823	—
	31,823	—

(iii)	These receivables are non-interesting bearing, unsecured and not due for repayment within the twelve months.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 8.       INVESTMENTS HELD FOR TRADING

	Consolidated Entity
	2008 $	2007 $

CURRENT
At fair value
Shares – listed	180,590	552,859
	180,590	552,859

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

NOTE 9.       PLANT & EQUIPMENT

	Consolidated Entity
	2008 $	2007 $

Office Equipment
Cost	489,310	451,297
Accumulated depreciation	(236,394)	(178,963)
	252,916	272,334

At 1 July, net of accumulated depreciation	272,334	138,302
Additions	105,085	236,535
Disposals	—	—
Depreciation charge for the year	(92,413)	(70,879)
Exchange adjustment	(32,090)	(31,624)
At 30 June, net of accumulated depreciation and impairment	252,916	272,334

Lease and Well Equipment
Cost	2,713,664	3,746,240
Accumulated depreciation andimpairment	(904,928)	(1,133,729)
	1,808,735	2,612,511

At 1 July, net of accumulated depreciation and impairment	2,612,511	2,122,066
Additions	440,954	1,207,000
Disposals	(803,422)	—
Depreciation charge	(178,949)	(331,168)
Exchange adjustment	(262,360)	(385,387)
At 30 June, net of accumulated depreciation and impairment	1,808,735	2,612,511

Total Plant and Equipment	2,061,651	2,884,845

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The useful life of the assets was estimated as follows for both 2008 and 2007:

Office Equipment	Between 3 and 5 years, using the straight line method
Lease and Well Equipment	Amortised over the expected life of the field, usually between 3 and 25 years, using the units of production method.

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.

NOTE 10.    EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity
	2008 $	2007 $

Balance at the beginning of the year	5,411,690	3,704,065
Amount acquired during the year	99,843	1,164,725
Expenditure incurred during the year	—	1,232,718
Amount written off during the year	(103,068)	—
Exchange adjustment	(627,340)	(689,818)
	4,781,125	5,411,690

The expenditure incurred in the current year relates to exploration acreage purchased for which the determination of proved reserves is still pending.

All of the carry forward expenditure relates to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves is still pending, located in the Company’s Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.

Hawk Springs
Monies capitalised in relation to this project relate to costs associated with the securing the lease over the exploration acreage in this area.  The Hawk Springs Project is located in the northern part of the Denver-Julesburg Basin in eastern Wyoming.  The project covers 184,000 gross acres in the Hawk Springs area covering two prospective formations, the Niobrara and Muddy (J-Sand) Formations.  In 2006 the Company drilled the London Flats 1-29 well to test to the productivity of the Niobrara formation.  The results of this well were encouraging, however the well did not produce at economic levels. The costs associated with drilling this well were expensed in 2006.

The Company is currently discussing with a number of parties the prospect of farming out a portion of this acreage in order to allow the joint venture party to drill a wildcat well on the acreage to test the J-sand formation.

San Simeon
Monies capitalised in relation to this project relate to costs associated with securing the lease over two half sections in Lea County, New Mexico.  This acreage was acquired in 2006 and in this time the Company has performed geologic and geophysical reviews of the area, coming to the conclusion that the Morrow Formation, which is productive in the adjacent sections, is prospective as a gas objective.   Additional acreage was obtained in 2008.  Given the Company’s enhanced acreage position, the most prospective  location is being prepared as a farm out opportunity.  It is anticipated this location will be drilled during the first quarter of 2009 to test a series of stacked targets (the Bone Spring, Wolfcamp, Atoka and Morrow Formations) with associated amplitude anomalies.

Rock Springs West
This expenditure relates to costs incurred in drilling the Greens Canyon 29-2 well and does not include any land value.  These costs were capitalised in June 06 and June 07,  a determination as to the success of the well had not yet been made.  This well is continuing to produce hydrocarbons though does not have sufficient PDP or PUD reserves to justify its carrying value.

Recent reprocessing of the Greens Canyon 3-D survey, along with newly released information from Samson’s competitors, has provided a greater under of this Baxter Shale resource play.  The reprocessed 3-D data indicated the Baxter Shale is fractured and located with the pressure transition zone.  Samson’s competitors have shown that fracturing and over-pressure are key ingredients to make a success in the Baxter Shale.  Samson is now ready to test this theory with a re-entry opportunity in its Greens Canyon 29-2 wellbore.  This well displayed very encouraging gas shows and good porosity with the Airport Sandstone member of the Baxter Shale.  The re-entry in this vertical well would simply involve fracture stimulating the Airport Sandstone to see if the well will produce at high sustainable flow rate.  If this proves to be a success, horizontal wells will be drilled through the Greens Canyon area to exploit the Baxter west of the Rock Springs upflift.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful exploitation, or alternatively sale, of the respective areas of interest.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 11.    RESTRICTED CASH

	Consolidated Entity
	2008 $	2007 $
Current
Prepayment of a cash call by a farm-in partner	—	1,354,448
	—	1,354,448

In the prior year these funds related to a cash call made by the Company on its farm-in partners’ in relation to a planned well.  Drilling did not commence on this project in the time frame planned and these funds were returned to the farm-in partners’ in the current year.

	Consolidated Entity
	2008 $	2007 $
Non Current
Bonds paid to state authorities in relation to exploration permits held	151,573	171,699
	151,573	171,699

These bonds are interest bearing and will be repaid to the Company following the relinquishment of the related exploration permit by the Company.  This is not expected to occur within the next twelve months.

NOTE 12.    OIL AND GAS PROPERTIES

	Consolidated Entity
	2008 $	2007 $

Proved developed producing properties at cost	40,339,403	49,225,014
Accumulated depletion	(5,068,799)	(5,889,404)
Impairment	(3,958,963)	(9,109,694)
	31,311,641	34,225,916

Proved undeveloped properties at cost	15,126,904	21,260,014
Impairment	(4,757,455)	(9,142,561)
	10,369,449	12,117,453
Total	41,681,090	46,343,369

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Consolidated Entity
	2008 $	2007 $
Proved Developed Producing Properties
At 1 July, net of accumulated depreciation and impairment	34,225,916	39,781,267
Additions	2,647,515	3,842,332
Disposals	(5,002,726)	—
Transfer from proved undevelopedproperties	730,980	—
Net impairment reversal/(expense)	3,891,692	(64,824)
Depreciation charge	(1,436,118)	(3,386,181)
Restoration asset impaired	(76,542)
Decrease in restoration liability	(178,772)	—
Exchange adjustment	(3,490,304)	(5,946,678)
At 30 June, net of accumulated depreciation and impairment	31,311,641	34,225,916

Proved Undeveloped Properties
At 1 July, net of accumulated depreciation and impairment	12,117,453	13,832,046
Additions	—	322,830
Disposals	(165,959)	—
Transfer to proved developedproducing properties	(730,980)	—
Transfer to deferred exploration expenditure	—	(160,656)
Net impairment reversal/(expense)	559,130	(236,927)
Exchange adjustment	(1,410,195)	(1,639,840)
At 30 June, net of accumulated depreciation and impairment	10,369,449	12,117,453

a)	Assets pledged as security

In the current and prior year, Macquarie Bank Limited has a first charge mortgage over all assets (including the oil and gas properties) of the Company.  This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 16 for further details relating to this facility.

	Consolidated Entity
	2008 $	2007 $
The written down value of assets pledged as security are:
Producing properties	31,311,641	34,225,916
Non producing properties	10,369,449	12,117,453
	41,681,090	46,343,369

b)	Impairment of oil and gas properties

At 30 June 2008, the Company reviewed the carrying value of its oil and gas properties for impairment.  An internal review was performed to assess the recoverable amount based on the net present value of the Company’s assets (by cash generating unit).  The discount rate used to assess the recoverable amount (based on the value in use) was 10%.  The value in use has been based on the expected lives of the respective fields.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The value of oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense reversal of $4,450,775 (2007: expense of $301,751).  It is the Company’s policy to use proved and probable reserves to support the carrying value of its properties.  Refer to Note 3 e for further details.

Decrease in commodity prices
The forward curve at 30 June 2008 was used to estimate the fair value of the oil and gas properties at that date.  The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775.  Subsequent to  year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas has decreased significantly since 30 June 2008.

The estimated fair value of the Company’s oil and gas properties would have been reduced if the commodity price curves subsequent to year-end had been used.  In the Company’s Interim Financial Report for the period ended 31 December 2008, the Company recorded impairment losses of $29,968,180 (unaudited).

As approximately 75% of the Company’s natural gas production until October 2009 is hedged with Macquarie Bank Limited, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position.  In the Company’s Interim Financial Report for the period ended 31 December 2008, the Company recorded a gain in the movement of the fair value of derivatives of $3,530,757 (unaudited).

c)	Undeveloped assets

The Company acquired a number of proved undeveloped locations as part of its acquisition of its interest in the Jonah and Look Out Wash Fields in Wyoming in May 2006.  Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our undeveloped fields are approximately $10 million, and may require that we obtain additional financing to develop or that we enter in farmout arrangements. Economic development is also heavily dependent upon future commodity prices, which have fallen significantly since June 30, 2008.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of June 30, 2008 we continued to expect that these fields will be developed within a reasonable period of time and that the costs capitalized will be recoverable from future operations, there is no assurance that there will not be future impairment of these costs.

NOTE 13.    TRADE AND OTHER PAYABLES

	Consolidated Entity
	2008 $	2007 $

Trade payables (i)	826,113	2,901,166

(i)	Trade payables are non-interest bearing and normally settled on 30-60 day terms.

NOTE 14.    PROVISIONS

	Consolidated Entity
	2008 $	2007 $

Current
Provision for Employee Benefits	136,465	93,051

Non-current
Provision for Employee Benefits	984	32,317
Provision for Restoration	716,040	1,136,097
	717,024	1,168,414

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

A provision for restoration is recognised in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value.  In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity
	2008 $	2007 $
Provision for Restoration
Balance at beginning of year	1,136,097	1,388,967
Recognised upon acquisition of new assets	82,153	44,751
Disposals	(221,792)	—
Decrease in provision due to change in liability date and discount rate	(178,772)	—
Reduction in provision relating to wells plugged and abandoned during the year	—	(117,814)
Unwinding of discount	10,703	19,507
Exchange adjustment	(112,349)	(199,314)
Balance at end of the year	716,040	1,136,097

NOTE 15.    CONVERTIBLE NOTES

	Consolidated Entity
	2008 $	2007 $

Secured
Convertible notes
Host debt contract	13,416,217	17,697,138
	13,416,217	17,697,138

Consolidated Entity
On 26 May 2006, the Company drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD and has been converted to AUD at the spot rate on balance date of AUD:USD 0.9615 (2007: 0.8488).

This loan is comprised of two tranches:

Tranche A
Face Value: $11,440,458
Coupon rate: 9.25%
Maturity date: 31 May 2011

This loan has a face value of US$11,000,000.  In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  The conversion price of the options is 42.44 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to 30 May 2006.  The host contract bears interest at an effective rate of 20.37%.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Tranche B
Face Value: $6,302,652
Coupon rate: 9.7%
Maturity date: 31 May 2011

This tranche may be repaid at any time at the Company’s option before 31 May 2009.  There is no requirement for the Company to repay the loan prior to 31 May 2009.  This tranche of the loan was originally drawn down for US$10,000,000.  On 30 June 2007, the Company repaid US$1,000,000.  In June 2008, the Company repaid an additional US$2,940,000.  The host contract bears interest at an effective rate of 20.62%.

10,000,000 options were also granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options can be exercised at Macquarie Bank Limited’s discretion between 31 May 2009 and 31 May 2011.  The conversion price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to 31 May 2009, and is subject to adjustment in accordance with customary market practice. The conversion options are embedded in the convertible loan.

Repayments against this tranche of the facility reduce the number of options outstanding by 1 option for every one US dollar repaid. At the date of this report there were 6,060,000 (2007: 9,000,000) options outstanding.  This repayment also had the impact of decreasing the value of the embedded derivative following the cancellation of 2,940,000 options.

Both tranches of this loan are secured against all assets of the Consolidated Entity.

Both tranches of this loan are fully drawn down and no further draw downs are available under the terms of the loan agreement.

The facility contains customary restrictions, including covenants limiting the Company’s ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates.  The Company also must maintain specified financial requirements under the terms of the facility:

•	For the Consolidated Entity, the discounted Proved Developed Producing Reserves to outstanding debt ratio must be no less than 1.2:1
•	The Consolidated Entity is required to maintain a current ratio greater than 1:1
•	The Consolidated Entity is required to maintain Aged Debts (greater than 90 days outstanding) for the Company of less than US$1,000,000.

Debt covenants are measured at the end of September, December, March and June.  The Consolidated Entity is in compliance with these covenants.

The loan has been classified into two components; a debt component (a contractual obligation to deliver cash) and an embedded derivative (call option of the holder and early redemption option of the Company).  Refer to Note 19 for details in regard to the embedded derivatives.

The value of the embedded derivative features have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.  The table below summarises the model inputs for the valuation of the embedded derivatives.

	June 2008	June 2007
Dividend Yield (%)	—	—
Expected volatility (%)	75	50
Risk-free interest rate (%)	2.64-2.86	4.875%
Expected life of options – years	2-3	2-4
Option Exercise Price – cents	22-50	22-57
Share Price – cents	19	19

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The movement in the fair value of the embedded derivatives amounting to a loss of $1,272,640, (2007 gain: $2,117,889) is recognised in the income statement.

NOTE 16.    CONTRIBUTED EQUITY AND RESERVES

(a)	Issued and paid up capital

Contributed Equity	Consolidated Entity
	2008 $	2007 $

209,154,216 ordinary fully paid shares including shares to be issued	72,716,545	69,347,605
(2007 – 192,263,833 ordinary fully paid shares including shares to be issued)

Effective 1 July 1998, the Corporations legislation in place abolished the concepts of authorised capital and par value shares.  Accordingly, the parent does not have authorised capital nor par value in respect of its issued shares.

Movements in contributed equity for the year	2008		2007		2006
	No. of shares	$	No. of shares	$	No. of shares	$

Opening balance	192,073,833	69,347,605	190,559,111	69,366,304	70,694,221	25,223,584
Capital Raising (i)	16,895,383	3,379,077	—	—	92,433,636	38,822,127
Shares issued as part of Kestrel acquisition (ii)	125,000	—	—	—	16,116,325	2,883,030
Shares issued to Kestrel option holders (iii)	—	—	1,514,722	—	—	—
Share placement plan (iv)	—	—	—	—	9,618,750	3,847,500
Shares issued as part of acquisition of exploration tenements (v)	—	—	—	—	1,662,867	598,632
Issued upon conversion of options (vi)					33,312	8,328
Transaction costs incurred	—	(10,137)	—	(18,699)	—	(2,758,240)
Shares on issue at balance date	209,094,216	72,716,545	192,073,833	69,347,605	190,559,111	68,624,961

Shares to be issued to Kestrel Option Holders (iii)	—	—	—	—	1,514,722	663,893
Shares to be issued (ii)	65,000	—	190,000	—	190,000	77,450
Closing Balance	209,154,216	72,716,545	192,263,833	69,347,605	192,263,833	69,366,304

(i)	In the current year the Company successfully completed a capital raising issuing 16,895,383 fully paid ordinary shares at 20 cents each to raise $3,379,077 before costs.

During fiscal 2006, the Company successfully completed a number of capital raisings issuing 92,433,636 shares to both institutional investors and shareholders to raise $38,822,127.  All shares issued during these capital raisings were issued at 42 cents.

(ii)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.  As at balance date acceptances had been received for 65,000 (2007:190,000, 2006:190,000) shares which have not yet been issued.  These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(iii)
These shares were issued to holders of options in Kestrel Energy Inc as part of the continued acquisition of the minority interests of Kestrel Energy Inc.  The options were valued by an independent expert and the holders were granted the equivalent value of Samson Oil & Gas Limited shares based on the share price at the date of acceptance.  All acceptances for this offer were received during the year ended 30 June 2006, however the shares were issued during the year ended 30 June 2007.

(iv)
In December 2005, the Company completed a share purchase plan, giving existing shareholders of the Company the right to acquire up to $5,000 worth of shares at 40 cents.  The Company raised $3,847,500 through this plan.

(v)	These shares were issued to a project partner as part of the acquisition of the Hawk Springs Project. The cost has been recognised as capitalised exploration.

(vi)
These shares were issued in the year ended 30 June 2006 upon the conversion of 33,312 options.  These options had an exercise price of 25 cents, were issued on 24 December 2004 and expire on 31 December 2009.

(b)	Share Options

On 24 December 2004, 10,250,000 options were issued to Directors, employees and other parties.  These options have an exercise price of 25 cents and expire on 31 December 2009. 33,312 of these options were converted to fully paid ordinary shares during the year ended 30 June 2006.

On 14 June 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company.  These options vested immediately, had an exercise price of 45 cents and expire on 31 May 2011.

On 22 May 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided.  These options vested immediately, have an exercise price of 42 cents and expire on 31 May 2009.  They have a deemed value at grant date of 20.79 cents.

On 30 May 2006, 21,000,000 options were issued to Macquarie Bank Limited.   Refer to Note 16, Convertible Notes for further details in relation to the terms and conditions of these options.  1,000,000 of these options were cancelled during the year ended 30 June 2006 following the repayment by the Company of a portion of the associated loan.  An additional 2,940,000 options were cancelled during the current year following the repayment of a portion of the associated loan in June 2008.

On 6 November 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options have an exercise price of $0.42 shares and expire October 31, 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc.

On 11 October 2007, 3,379,077 options were issued to the participants of the share issue completed in the current year with an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vest immediately.

On 11 October 2007, 4,000,000 options were issued to key management personnel.  These options have an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vested immediately.

On 12 May 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of 11 May 2013.  600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

At the end of the year there were 51,277,415 (2007: 44,838,338) unissued ordinary shares in respect of which options were outstanding.  Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(c)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(d)	Reserves

	Consolidated Entity
Reserves	2008 $	2007 $

Foreign currency translation reserve	(8,099,356)	(3,580,428)
Equity reserve	(1,373,063)	(1,373,063)
Share based payments reserve	3,095,477	2,709,483
	(6,376,942)	(2,244,008)

Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of foreign subsidiaries with functional currencies that differ to that of the parent.

Share Based Payments Reserve
This reserve is used to record the value of share based payments granted.

Equity Reserve
This reserve is used to recognise the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 17.    ACCUMULATED LOSSES

	Consolidated Entity
	2008 $	2007 $

Balance at the beginning of the year	(28,959,382)	(26,356,374)
Net loss attributable to members of Samson Oil & Gas Limited, after income tax	(3,089,325)	(2,603,008)
Balance at the end of the year	(32,048,707)	(28,959,382)

NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity
	2008 $	2007 $
Current Liability
Fixed forward swaps	1,644,901	262,513
Embedded derivatives / Options	3,436,263	—
	5,081,164	262,513
Non Current Liability
Fixed forward swaps	411,667	317,204
Embedded derivatives / Options	—	3,104,073
	411,667	3,421,277

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The embedded derivatives represent options issued to Macquarie Bank Limited as part of the Company’s convertible note facility.  The settlement of this liability does not require cash settlement.  Refer to Note 16 for further details in relation to the terms, conditions and valuation the embedded derivative in the convertible notes (options).

The value of the embedded derivative features in the convertible notes (options) have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.

The movement in the fair value of the embedded derivatives amounting to a loss of $1,272,640, (2007 gain: $2,117,889) is recognised in the profit and loss.

Refer to Note 26 for further details in relation to the terms, conditions and valuation of the fixed forward swap.

The current accounting policy in relation to the embedded derivative can be found in Note 2 ee.

NOTE 19.    COMMITMENTS

(a)	Exploration Commitments

Due to the nature of the Company’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests.  Expenditure commitments on mineral tenure for the Company can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments.

The minimum level of exploration commitments expected in the year ending 30 June 2009 is $102,140 (2007: $239,161), which includes the minimum amounts required to retain tenure.  It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

(b)	Development Expenditure

At year end, the Company had committed to capital development expenditure of US$215,125/A$223,738 (2007: US$317,992/A$374,637) converted at the AUD/USD spot exchange rate at year end of 0.9615 (2007: 0.8488).

(c)	Operating Lease Commitments – Company as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated Entity
	2008 $	2007 $
Minimum lease payments
-not later than one year	145,800	175,000
-later than one year and not later than five years	481,432	110,000
Aggregate lease expenditure contracted for at balance date	627,232	285,000

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(d)	Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as payables:

	Consolidated Entity
	2008 $	2007 $
Within one year:	779,290	718,937
After one year but not more than five years	638,020	318,351
	1,417,310	1,037,288

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 20 that are not recognised as liabilities and are not included in the directors’ or executives’ remuneration.

NOTE 20.    DIRECTOR AND EXECUTIVE DISCLOSURES

a)	Compensation by category: key management personnel

	Consolidated Entity
	2008 $	2007 $

Short Term	977,671	965,743
Post Employment	58,946	—
Share-based Payments	385,994	—
	1,422,611	965,743

b)	Option holdings of key management personnel (Consolidated)

30 June 2008	Balance at beginning of period 1 July 2007	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period 30 June 2008	Options vested at 30 June 2008*

Directors
D. Cairns	1,000,000	—	—	—	—	1,000,000	1,000,000
N. MacLachlan	1,000,000	—	—	—	—	1,000,000	1,000,000
T. Barr	8,000,000	—	—	—	—	8,000,000	8,000,000
N. Fearis	—	—	—	—	—	—	—
V. Rudenno	—	—	—	—	—	—
M. Burne (i)	1,000,000	—	—	—	(1,000,000)	—	—

Executives
D. Rakich	1,000,000	—	—	—	—	1,000,000	1,000,000
J. Rhodes (ii)	2,000,000	—	(2,000,000)	—	—	—
R. Lamont	100,000	—	—	2,000,000	—	2,100,000	2,100,000
R. Gardner (iii)	—	—	—	2,000,000	—	2,000,000	2,000,000
D. Ninke (iv)	—	—	—	2,000,000	—	2,000,000	600,000
Total	14,100,000	—	(2,000,000)	6,000,000	—	17,100,000	15,700,000

*	All options vested are exercisable at 30 June 2008.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Options issued to Ms Lamont and Mr Gardner during the year vested at grant date. 600,000 of the options issued to Mr Ninke vested upon grant, 600,000 will vest after 12 months employment of Mr Ninke, with the remaining 800,000 options vesting following 24 months of employment of Mr Ninke.

(i)	Mr Burne resigned as director on 19 December 2007.

(ii)
Mr Rhodes, Vice President - Engineering resigned on 3 August 2007.  In accordance with the terms and conditions of Mr Rhodes’ contract, the options granted to him upon joining the company expired 90 days from the date of the termination of the contract.

(iii)	Mr Gardner was appointed 1 October 2007.

(iv)	Mr Ninke was appointed 1 April 2008.

30 June 2007	Balance at beginning of period 1 July 2006	Exercised during the year	Granted as compensation	Balance at end of period 30 June 2007	Options vested at 30 June 2007

Directors
M. Burne	1,000,000	—	—	1,000,000	1,000,000
D. Cairns	1,000,000	—	—	1,000,000	1,000,000
N. MacLachlan	1,000,000	—	—	1,000,000	1,000,000
T. Barr	8,000,000	—	—	8,000,000	8,000,000
N. Fearis	—	—	—	—	—

Executives
D. Rakich	1,000,000	—	—	1,000,000	1,000,000
J. Rhodes (i)	2,000,000	—	—	2,000,000	2,000,000
R. Lamont (ii)	100,000	—	—	100,000	100,000
Total	14,100,000	—	—	14,100,000	14,100,000

(i)	Mr Rhodes was appointed 1 May 2006
(ii)	Ms Lamont was appointed 1 May 2006

All options were vested at year end.

30 June 2006	Balance at beginning of period 1 July 2005	Exercised during the year	Granted as compensation	Balance at end of period 30 June 2006	Options vested at 30 June 2006

Directors
M. Burne	500,000	—	500,000	1,000,000	1,000,000
D. Cairns	500,000	—	500,000	1,000,000	1,000,000
N. MacLachlan	500,000	—	500,000	1,000,000	1,000,000
T. Barr	4,000,000	—	4,000,000	8,000,000	8,000,000
N. Fearis (i)	—	—	—	—	—

Executives
D. Rakich	500,000	—	500,000	1,000,000	1,000,000
J. Rhodes (ii)	—	—	2,000,000	2,000,000	2,000,000
R. Lamont (iii)	100,000	—	—	100,000	100,000
T. Hoops (iv)	2,000,000	—	—	2,000,000	2,000,000
Total	8,100,000	—	—	16,100,000	16,100,000

i)	Mr Fearis was appointed November 28, 2005
ii)	Mr Rhodes was appointed May 1, 2006
iii)	Ms Lamont was appointed May 1, 2006
iv)	Mr Hoops resigned effective June 1, 2006

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

c)	Shares issued on exercise of options

No options were exercised during 2008 or 2007 by key management personnel.

d)	Shareholdings of key management personnel (Consolidated)

Ordinary Shares held in Samson Oil & Gas Limited (number)

30 June 2008	Balance at beginning of period 1 July 2007	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2008

Directors
M. Burne (i)	500,000	—	—	(500,000)	—
D. Cairns	512,500	—	—	—	512,500
N. MacLachlan	1,812,500	—	—	—	1,812,500
T. Barr	109,000	—	—	35,090	144,090
N. Fearis	—	—	—	—	—
V. Rudenno	—	—	—	—	—

Executives
D. Rakich	—	—	—	—	—
J. Rhodes (ii)	—	—	—	—	—
R. Lamont	—	—	—	—	—
R. Gardner (iii)	—	—	—	—	—
D. Ninke (iv)	—	—	—	—	—
Total	2,934,000	—	—	(464,910)	2,469,090

(i)	Mr Burne resigned as Director of the Company effective, 19 December 2007
(ii)	Mr Rhodes resigned on 3 August 2007
(iii)	Mr Gardner was appointed 1 October 2007
(iv)	Mr Ninke was appointed 1 April 2008

30 June 2007	Balance at beginning of period 1 July 2006	Granted as Compensation	On Exercise of Options	Net Change Other	Balance at end of period 30 June 2007

Directors
M. Burne	500,000	—	—	—	500,000
D. Cairns	512,500	—	—	—	512,500
N. MacLachlan	1,812,500	—	—	—	1,812,500
T. Barr	—	—	—	109,000	109,000
N. Fearis (i)	—	—	—	—	—

Executives
D. Rakich	—	—	—	—	—
J. Rhodes (ii)	—	—	—	—	—
R. Lamont (iii)	—	—	—	—	—
Total	2,825,000	—	—	109,000	2,934,000

(i)	Mr Fearis was appointed 28 November 2005 as an alternate for Mr Burne.
(ii)	Mr Rhodes was appointed 1 May 2006
(iii)	Ms Lamont was appointed 1 May 2006

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

During the year Mr Burne resigned as a director of the Company.  Mr M. Burne is a director and shareholder of Golden Prospect plc, a Company which held 15,837,141 fully paid ordinary shares in the Company, as at 19 December 2007 when he resigned (which are not included in the above tables).

30 June 2006	Balance at beginning of period 1 July 2005	Granted as Compensation	On Exercise of Options	Net Change Other	Balance at end of period 30 June 2006

Directors
M. Burne	500,000	—	—	—	500,000
D. Cairns	500,000	—	—	12,500	512,500
N. MacLachlan	1,800,000	—	—	12,500	1,812,500
T. Barr	—	—	—	—	—
N. Fearis (i)	—	—	—	—	—

Executives
D. Rakich	—	—	—	—	—
J. Rhodes (ii)	—	—	—	—	—
R. Lamont (iii)	—	—	—	—	—
Total	2,800,000	—	—	25,000	2,825,000

(i)	Mr Fearis was appointed 28 November 2005 as an alternate for Mr Burne.
(ii)	Mr Rhodes was appointed 1 May 2006
(iii)	Ms Lamont was appointed 1 May 2006

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Company would have adopted if dealing at arms length.

g)	Loans to key management personnel (Consolidated)

No loans have been granted to key management personnel during the current or prior year.

h)	Other transactions and balances with key management personnel

Up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison was paid $8,420 (2007: $3,180) for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

There were no other transaction with key management personnel or their related parties during the current or prior year other than those mentioned above.

NOTE 21.    SEGMENT REPORTING

The Company’s primary segment reporting is geographic segments.  The Company operates in the United States of America and Australia. Oil and gas production and exploration activities occur in the United States of America whilst the head office activities of the Company take place in Australia.

The Consolidated Entity operates in one business segment being oil and gas exploration, development and production.

The United States of America operations comprise of the operations of Samson Oil & Gas Inc., whilst the parent entity, Samson Oil & Gas Limited operates in Australia.

Segment accounting policies are the same as the Consolidated Entity’s policies described in Note 2.

Segment assets are classified in accordance with their use within the geographic segments regardless of legal entity ownership.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The following table presents revenue, asset and liability information for the geographic segments for the year ended 30 June 2008, 2007 and 2006

	Australia			United States of America – Continuing Operations			Total - Continuing Operations			United States of America – Discontinued Operations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	21,344	—	—	8,131,851	8,639,137	3,742,529	8,153,195	8,639,137	3,742,529	968,411	2,666,588	1,742,046

Segment result before amortisation and impairment	(2,266,050)	669,151	(686,812)	(2,023,951)	967,313	(4,832,405)	(4,290,001)	1,636,464	(5,519,217)	1,249,219	2,372,903	1,503,193
Impairment	—	—	—	4,703,774	781,972	(13,669,094)	4,703,774	781,972	(13,669,094)	(252,999)	(1,083,723)	(4,147,446)
Depreciation and Amortisation	(7,331)	(10,572)	(9,098)	(1,301,511)	(2,706,759)	(2,743,512)	(1,308,842)	(2,717,331)	(2,752,610)	(398,640)	(1,070,897)	(500,803)
Segment result	(2,273,381)	658,579	(695,910)	1,378,312	(957,474)	(21,245,011)	(895,069)	(298,895)	(21,940,921)	597,580	218,283	(3,145,056)
Unallocated							(2,634,105)	(2,522,396)	(599,613)
(Loss) before income tax							(3,529,174)	(2,821,291)	(22,540,534)	597,580	218,283	(3,145,056)
Income tax expense							—	—	—	(157,731)	—	—
(Loss) for the year							(3,529,174)	(2,821,291)	(22,540,534)	439,849	218,283	(3,145,056)	(3,089,325)	(2,603,008)	(25,685,590)

	Australia			United States of America – Continuing Operations			Total - Continuing Operations			United States of America – Discontinued Operations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Non Cash Items
Increase in fair value of investments held for trading	(15,442)	370,271	(26,745)	—	—	—	(15,442)	370,271	(26,745)	—	—	—	(15,442)	370,271	(26,745)
Share based payments	(385,994)	—	(1,769,450)	—	—	—	(385,994)	—	(1,769,450)	—	—	—	(385,994)	—	(1,769,450)
Net gain on cancellation of options associated with embedded derivative	719,817	—	—	—	—	—	719,817	—	—	—	—	—	719,817	—	—
Movement in fair value of embedded derivative	(1,272,640)	2,117,889	2,708,468	—	—	—	(1,272,640)	2,117,889	2,708,468	—	—	—	(1,272,640)	2,117,889	2,708,468
Net loss on fair value movement of fixed forward swaps	—	—	—	(1,571,746)	(588,146)	—	(1,571,746)	(588,146)	—	—	—	—	1,571,746	(588,146)	—
Net gain on fair value movement of liabilities	—	—	—	680,949	—	—	680,949	—	—	—	—	—	680,949	—	—
Impairment (expense)/reversal	—	—	—	4,703,774	781,972	(13,669,094)	4,703,774	781,972	(13,669,094)	(252,999)	(1,029,400)	(4,147,446)	4,450,775	(301,751)	(17,816,540)
Depreciation	(7,331)	(10,572)	(9,098)	(1,301,511)	(2,706,759)	(2,743,512)	(1,308,842)	(2,717,331)	(2,752,610)	(398,640)	(1,070,897)	(500,803)	(1,707,482)	(3,788,228)	(3,253,413)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Australia			United States of America – Continuing Operations			United States of America – Discontinued Operations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$	$	$	$	$	$	$
Assets and Liabilities
Segment assets	521,214	2,624,158	13,642,089	53,907,058	54,947,148	56,313,956	—	6,116,468	7,905,507	54,428,272	63,687,774	77,861,552
Unallocated assets										—	—	—
Total Assets										54,428,272	63,687,774	77,861,552

Segment liabilities	3,619,579	3,644,799	7,222,575	3,552,855	4,201,662	3,572,947	—	—	—	7,172,434	7,846,461	10,795,522
Unallocated liabilities										13,416,216	17,697,138	19,080,724
Total Liabilities										20,588,650	25,543,599	29,876,246

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 22.    CASH FLOW STATEMENT

		Consolidated Entity
		2008 $	2007 $	2006 $
(a)	Reconciliation of cash

	Cash balance comprises: - cash at bank and on hand	2,788,075	3,985,991	15,628,126
		2,788,075	3,985,991	15,628,126
(b)	Reconciliation of the net profit/(loss) after tax to the net cash flows from operations

	Net (loss)/profit from ordinary activities after tax	(3,089,325)	(2,603,008)	(25,685,590)
	Net (gain)/loss recognised on re-measurement to fair-value of investments held for trading	15,442	(370,271)	35,354
	Depreciation of non-current assets	1,685,192	3,788,228	3,209,412
	Share based payments	385,944	—	1,769,450
	Interest expense	1,388,650	1,310,439	335,923
	Gain on cancellation of portion of embedded derivative / options	(719,817)	—	—
	Movement in fair value of embedded derivatives	1,272,640	(2,117,889)	(2,717,068)
	Exploration expenditure	2,937,673	793,345	5,244,288
	Net loss on fair value movement of fixed forward swaps	1,571,746	588,146	—
	Net gain on sale of oil and gas properties	(493,217)	—	—
	Gain on financial liabilities carried at amortised cost	(680,949)	—	—
	Impairment losses/(reversals)	(4,450,775)	301,751	17,816,540

	Changes in assets and liabilities:

	(Increase)/decrease in receivables	(91,611)	(75,840)	(1,305,078)
	(Increase)/decrease in other assets	(160,958)	(776,052)	(29,884)
	Increase/(decrease) in employee entitlements	12,081	33,630	44,570
	Increase/(decrease) in payables	(503,046)	(1,369,667)	1,077,616

	NET CASH FLOWS USED IN OPERATING ACTIVITIES	(920,330)	(497,188)	(204,467)
(c)	Non-Cash Financing and Investing Activities

	Acquisition of minority interests	—	564,788	3,624,384

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 23.    RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

		% Equity Interest		Investment
Name	Country of Incorporation	2008	2007	2008 $	2007 $
Samson Oil & Gas USA Inc	United States	100.0	100.0	18,784,026	18,784,026

Ultimate parent

Samson Oil & Gas Limited is the ultimate parent Company.

Other related party transactions

2008
Other than the information disclosed below there were no other related party transactions during 2008

Up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison (a law firm at which Mr Fearis is special counsel) was paid $8,420 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

2007
Other than the information disclosed below there were no other related party transactions during 2007.

During the year, Minter Ellison was paid $3,180 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

Prior to Mr Fearis joining Minter Ellison, he was associated with Jeremy Shervington.  The Company paid Jeremy Shervington $5,635 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 24.    AUDITORS’ REMUNERATION

		Consolidated Entity
	Note	2008 $	2007 $
Amounts received or due and receivable by Ernst & Young (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the consolidated group		487,068	464,694
• other services in relation the entity and any other entity in the consolidated group
- provision of tax relatedservices		19,000	34,973
		506,068	499,667
Amounts received or due and receivable by other member firms of Ernst & Young LLP (USA) for:
• an audit or review of the financial report of subsidiaries		383,795	315,844
		889,863	815,511

NOTE 25.    (LOSS) PER SHARE

Basic (loss) per share amounts are calculated by dividing net (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted (loss) per share amounts are calculated by dividing the net (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	Consolidated Entity
	Basic
	2008 $	2007 $	2006 $

Net (loss) from continuing operations attributable to ordinary equity holders of the parent company (used in calculating basic and diluted earnings per share)	(3,529,174)	(2,821,291)	(22,540,534)

Gain/(loss) from discontinued operations	439,849	218,283	(3,145,056)
Net (loss) attributable to equity holders of the parent	(3,089,325)	(2,603,008)	(25,685,590)

	Number of Shares

Weighted average number of ordinary shares used in calculating basic earnings per share	202,910,238	191,973,961	104,081,159

Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	202,910,238	191,973,961	104,081,159

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

At the end of year there are 51,277,415 (2007:44,838,338) potential ordinary shares on issue. These potential ordinary shares are anti-dilutive for both of the periods presented.

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 26.    FINANCIAL INSTRUMENTS

a)	Guarantees

Samson Oil & Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc.  As at 30 June 2008, the outstanding face value of the debt was US$17,060,000 (2007: US$20,000,000) or A$17,743,109 (2007: A$23,562,676) converted at the AUD:USD spot rate at year end of 0.9615 (2007: 0.8488). Refer to Note 16 and Note 19 for further details in relation to this balance.

b)	Derivatives

In order to protect the Company from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On September 19, 2006 the Company entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for US$6.03 per MMBTU.  The volumes associated with this hedge are as follows:

November 2006 – March 2007	35,000 MMBTU
April 2007 – December 2008	25,000 MMBTU
January 2008 – October 2009	20,000 MMBTU

On February 20, 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for US$6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

On May 9, 2008, following the sale of its interest in the Amber field in Oklahoma, the Company unwound 50,000 mmbtu of its US$6.03 fixed forward swap at a cost of US$60,000.  The Company unwound 5,000 mmtbu per month from January 2009 to October 2009.

The fair value of these fixed forward swaps is recorded in the Balance Sheet as a current or non current liability depending on the maturity date of the swaps.  It has been valued by the Company with reference to the forward curve for the Colorado Interstate Gas price for the relevant time period.  Any movement in its fair value is taken directly to the Income Statement.  At balance date the instruments were a liability valued at $2,056,567 (2007: liability of $579,717) and the Company recorded a loss in relation to the fair value movement of these instruments of $1,571,746 (2007: $588,146).

NOTE 27.    CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Company at balance date (2007: Nil).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 28.	INTEREST IN JOINTLY CONTROLLED ASSETS

The Company has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production.

Name		Percentage of Interest Held	Percentage of Interest Held
		% 2008	% 2007
Exploration
Baxter Shale	United States of America	55.0	55.0
Hawk Springs	United States of America	50.0	50.0
Gold Coast Unit CBM	United States of America	50.0	50.0
State GC	United States of America	37.0	26.0
South Goose Lake	United States of America	25.0	25.0

Production
Amber	United States of America	—	37.5
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kaye Unit	United States of America	—	2.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	18.2	18.2
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
North Stockyard	United States of America	34.5	34.5

Oil and gas properties held as jointly controlled assets total $41,681,090 (2007: $46,343,369).

NOTE 29.    EVENTS SUBSEQUENT TO BALANCE DATE

Davis Blintiff #1
In June 2008, the Davis Blintiff #1 well spudded in the Sabretooth Prospect in Brazoria County, Texas.  The well is being deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets can be intersected vertically. On 5 September 2008, drilling operations were completed on this well.  This well is considered a success and its value will be included in the next reserve report review.  At 30 June 2008, the Company had prepayments recorded in relation to this well of $223,757.

Leonard #1-23H
In November 2008, the Leonard #1-23 H, a Bakken oil test, was drilled with horizontal lateral in November, 2008. The horizontal lateral was drilled to a total depth of 17,110 feet and a 4.5 inch liner with associated external casing packers set in the lateral section between 11,505 feet and total depth.  The fracture stimulation of the well is expected in January, 2009 after which it can be ascertained if a viable economic oil rate can be produced from the Bakken oil shale in the North Stockyard Field.  The financial effect of this has not been reflected in the financial report for the year ended 30 June 2008.

Decrease in commodity prices
The forward curve at 30 June 2008 was used to estimate the fair value of the oil and gas properties at that date.  The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775.  Subsequent to  year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas has decreased significantly since 30 June 2008.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The estimated fair value of the Company’s oil and gas properties would have been reduced if the commodity price curves subsequent to year-end had been used.  In the Company’s Interim Financial Report for the period ended 31 December 2008, the Company recorded impairment losses of $29,968,180 (unaudited).

As approximately 75% of the Company’s natural gas production until October 2009 is hedged with Macquarie Bank Limited, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position.  In the Company’s Interim Financial Report for the period ended 31 December 2008, the Company recorded a gain in the movement of the fair value of derivatives of $3,530,757 (unaudited).

The Directors are not aware of any matters or circumstances not otherwise dealt with in the report or financial statements that have significantly, or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NOTE 30.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s principal financial assets and financial liabilities comprise receivables, payables, convertible notes, investments held for trading, cash and derivatives.

The Company manages its exposure to key financial risk in accordance with the Board’s financial risk management strategy.  The objective of the strategy is to support the delivery of the Company’s financial targets whilst protecting future financial security.

The Company enters into derivative transactions, principally gas price fixed forward swaps, to manage the price risk arising from the Company’s operations.  These derivatives do not qualify for hedge accounting.

The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk and liquidity risk.  The Company uses different method to measure and manage the different types of risks to which it is exposed.  These include monitoring levels of exposure to foreign currency and price risk and assessments of market forecasts for foreign exchange and commodity prices.  Ageing analysis and monitoring of specific debtors are undertaken to manage credit risk and liquidity risk is monitored through the development of future rolling cash flow forecasts.

Primary responsibility for identification and control of financial risks rests with the executive management group, specifically the Chief Executive Officer and Chief Financial Officer, under the authority of the Board.  The Board reviews and approves policies and strategies for managing each of the risks identified below.

Risk Exposures and Responses

Capital Management
When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company funds its activities through capital raisings and debt funding, where appropriate. The Company is not subject to any externally imposed capital requirements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Consolidated Entity
	2008 $	2007 $
Convertible notes (including the embedded derivatives)	16,852,481	20,801,211
Less cash and cash equivalents	(2,788,075)	(3,985,991)
Net debt	14,064,406	16,815,220
Total equity	34,290,896	38,144,215

Total capital	48,355,302	54,959,435

Gearing Ratio	29.09%	30.60%

The Company is not subject to any externally imposed capital requirements.

Interest rate risk
The Company continually reviews its interest rate exposure.  Consideration is given to potential restructuring of its existing positions and alternative financing.

The Company has no interest rate risk in relation to its financial liabilities, as its long term borrowings have a fixed interest rate.  The terms and conditions of this note are detailed in Note 15.  The Company’s cash assets are exposed to minimal interest rate risk.  The Company’s cash accounts are primarily held in low or no interest rate accounts.  Interest revenue is not a significant income item for the Company and the Company does not rely on the cash generated from interest income.

	Consolidated Entity
	2008 $	2007 $
Cash exposed to Australian interest rates	261,556	1,951,013
Cash exposed to United States of America interest rates	1,273,307	1,354,447

The average floating interest rate for the consolidated entity in the United States was 1.0% (2007: 3.5%)

The average floating interest rate for the consolidated entity in Australia was 3.5% (2007: 5.0%)

The Company does not have any cash exposed to fixed interest rates.

At 30 June 2008 if interest rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008 $	2007 $	2008 $	2007 $
Cash exposed to AUS interest rates
+ 0.25% (25 basis points)	653	4,877	—	—
- 0.5% (50 basis points)	(1,307)	(9,755)	—	—

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008 $	2007 $	2008 $	2007 $
Cash exposed to US interest rates
+ 0.15% (15 basis points)	1,909	2,031	—	—
- 0.25% (25 basis points)	(3,183)	(3,386)	—	—

Foreign Currency Risk
As a result of significant operations in the United States, the Company’s financial statements can be affected significantly by movements in the US$/A$ exchange rates.

The majority of the transactions (both revenue and expenses) of the United States subsidiary are denominated in US$’s.

The Company does not have any foreign currency cash flow hedges.

At balance date, the Company had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	Consolidated Entity
	2008 $	2007 $
Financial Assets
Cash and cash equivalents	9,353	11,687
Trade and other receivables	—	—
Restricted funds	—	—

Financial Liabilities
Trade and other payables	—	—
Derivative financial instruments	3,436,263	3,104,073

Net Exposure	(3,426,910)	(3,092,386)

At 30 June 2008 if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
AUD:USD +3%	141,704	(192,411)	—	—
AUD:USD -10%	264,944	(295,371)	—	—

Consolidated Entity
The impact of the change in the foreign exchange rate in the consolidated entity, relates to the valuation of the embedded derivative.  The inputs into this model are denominated in USD’s, therefore any change in the AUD/USD exchange will impact the valuation of the embedded derivative.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Price risk
Price risk arises from the Company’s exposure to oil and gas prices. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the control of the Company.  Sustained weakness in oil and natural gas prices may adversely affect the Group’s financial condition.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The Group manages this risk by continually monitoring the oil and gas price and the external factors that may effect it.  The Board reviews the risk profile associated with commodity price risk periodically to ensure that it is appropriately managing this risk.  Derivatives are used to manage this risk where appropriate.  The Board must approve any derivative contracts that are entered into by the Company.

The Group has entered into fixed forward swap contracts with Macquarie Bank Limited covering appropriately 75% of the Group’s natural gas production until October 2009.

Whilst a decrease in the price of natural gas will have a negative impact on the sales income from natural gas, this will be partially offset by an increase in the gain from fixed forward swaps.  The movement in the fair market value of outstanding fixed forward swaps would also decrease if gas prices were to decrease.

Conversely if gas prices were to rise, sales income from natural gas would increase, however this would be partially offset by a decrease in the gain from fixed forward swaps.  Similarly the movement in the fair value of outstanding fixed forward swaps is likely to increase.

At 30 June 2008 if the price of natural gas, as determined by the price at Colorado Interstate Gas price point, had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
Gas price + 10%	(622,975)	(1,589,337)	—	—
Gas price – 20%	1,253,503	1,446,723	—	—

The Group does not have any derivative instruments in place to protect it against price risk associated with oil sales.  The Board believes the Groups exposure to falling gas prices is tolerable.

Equity Price Risk
The Company are exposed to equity price risk in relation to the Company’s share price.  This is due to the fact that the Company’s share price is an input into the valuation model used to value the embedded derivatives and options.

While the Company does not manage this risk specifically, the Board and Executives continually monitor the share price and make decisions aimed at increasing share holder value.

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
Company Share price to 22 cents at balance date	(226,885)	(311,303)	—	—
Company Share price to 10 cents at balance date	1,080,513	1,104,018	—	—

The Company’s share price at 30 June 2008 was 19 cents.

Credit Risk
The Company manages its credit risk through constantly monitoring its credit exposure, to ensure it is acceptable.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Credit risk arises from the financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, and financial assets at fair value through profit and loss.  The Company’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.  Exposure at balance date is addressed in each applicable note.

The Company does not hold any credit derivatives to offset its credit exposure.

The Company trades only with recognized, creditworthy third parties, and as such collateral is not requested nor is it the Company’s policy to securitise its trade and other receivables.

The Company holds its cash with large well respected banks, with no history of default and therefore its credit exposure to cash is minimal.

Receivables balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Whilst a small number of debtors account for a large percentage of the Company’s receivable balance, the Board does not consider this a significant risk to the Company as the debtors are all creditworthy with no history of default.   As at the date of this report, the Company does not have any receivables which are past their due date and the Company has not recorded any impairment in relation to its receivables.

Liquidity Risk
The Company’s objective is to fund future development through cash flow from operations, equity and debt, where appropriate.  It is the Company’s policy to review the cash flow forecasts regularly to ensure that the Company can meet its obligations when they fall due.

The table below reflects all contractual repayments and interest resulting from recognized financial liabilities, including derivative instruments as of 30 June 2008.  For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows for the respective upcoming fiscal years are presented.  Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2008.

The remaining contractual maturities of the Company’s financial liabilities are:

	Consolidated Entity
	2008 $	2007 $
6 months or less	1,762,546	1,263,448
6-12 months	1,567,894	1,251,254
1-5 years	21,312,426	32,591,958
	24,642,866	35,106,660

The Company monitors rolling forecasts of liquidity reserve on the basis of expected cash flow.

At balance date, the Company does not have any unused credit facilities.

Fair Value
The methods for estimating fair value and the fair value of the financial assets and liabilities are outlined in the relevant notes to the financial statements.

Set out below is a comparison by category of carrying amounts and fair values of the Company’s financial instruments recognised in the financial statements.

Market values have been used to determine the fair value of listed held-for-trading investments.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
Consolidated	2008 $	2007 $	2008 $	2007 $
Financial Assets
Cash	2,788,075	3,985,991	2,788,075	3,985,991
Trade and other receivables	1,935,267	1,875,479	1,935,267	1,875,479
Assets held for trading	180,590	552,859	180,590	552,859
Restricted funds	151,573	1,526,147	151,573	1,526,147

Financial Liabilities
Trade and other payables	826,113	2,901,166	826,113	2,901,166
Derivatives	5,492,831	3,683,790	5,492,831	3,683,790
Convertible notes – host contract	13,416,217	17,697,138	12,609,229	16,890,033

NOTE 31.    SHARE BASED PAYMENT PLANS

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

In October 2007, 4,000,000 options were issued to employees.  These options have an exercise price of 30 cents per share, vested immediately and expire on 11 October 2012.  The value of these options was 8.52 cents.

In May 2008, 2,000,000 options were issued to an employee.  These options have an exercise price of 25 cents per share and expire 12 May 2013. 600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

During the fiscal 2006 year 8,500,000 options were issued to employees, directors and consultants associated with the Company. These options have an exercise price of 45 cents, vested immediately and expire on 31 May 2011. The value of these options was 23.87 cents per option for those issued to directors and 15.22 cents per option for those issued to executives. Although the options were issued on the same terms and conditions, different values have been assigned to them due to differences in the variables used in the binomial option pricing model used to the value the options.

The associated expense has been recognized in the income statement for the relevant year. The binomial pricing model used to value the options used the following variables.  The volatility has been estimated with reference to the historical volatility levels of the Company’s share price as well as consideration for the future expected volatility.

Option issued during 2008
The options have been valued at 8.52 cents per option at the grant date of 11 October 2007.

Share price at grant date (cents)	0.20
Exercise price (cents)	0.30
Time to expiry (days)	1,825
Risk free rate (%)	5.5
Share price volatility (%)	50

The options have been valued at 5.3 cents per option at the grant date being 11 May 2008.

Share price at grant date (cents)	0.15
Exercise price (cents)	0.25
Time to expiry (days)	1,825
Risk free rate (%)	6.5
Share price volatility (%)	50

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Options issued during 2007
There were no options issued during the year ended 30 June 2007.

Option issued during 2006
Directors
The options have been valued at 23.87 cents per option at the grant date of 22 May 2006.

Share price at grant date (cents)	40.0
Exercise price (cents)	45.0
Time to expiry (days)	1,825
Risk free rate (%)	5.75
Share price volatility (%)	82.55

Executives
The options have been valued at 15.22 cents per option at the grant date being 7 June 2006.

Share price at grant date (cents)	37.5
Exercise price (cents)	45.0
Time to expiry (days)	1,825
Risk free rate (%)	5.75
Share price volatility (%)	69.79

At year end there were 22,716,668 (2007: 18,716,688, 2006: 18,716,688) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 33 cents (2007:37 cents, 2006: 37 cents) per option.

During the year 2,000,000 options expired.  These options had an exercise price of 25 cents per share and an expiry date of 31 December 2009.

No options were forfeited or cancelled during the prior year.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2008 is between 2 and 5 years (2007: between 2 and 4 years: 2006: between 3 and 5 years).

The range of exercise prices for options outstanding at the end of the year was 25 – 45 cents. (2007: 25 – 45 cents 2006: 25-45 cents).

The weighted average fair value of options granted during the year was 7.4 cents (2007: nil 2006: 22.8 cents).

Other share based payments
During the prior year, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options have an exercise price of $0.42 shares and expire October 31, 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc, which was merged with Samson Oil and Gas USA Inc, in the prior year.

These options have been valued at 9.8 cents per share, using the Binomial pricing model, which takes into account the following variables:

Dividend Yield (%)	—
Expected volatility (%)	69
Risk-free interest rate (%)	6.07%
Expected life of options – years	3
Option Exercise Price – cents	42.00
Share Price – cents	26.50

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 32.    DISCONTINUED OPERATIONS

In May 2008 the Company sold its interests in the Amber Field in Grady County, Oklahoma for US$4,760,000.  The Company’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  The Company recognised a gain before income tax of $135,122 in relation to this sale. The Company recognised state income tax expense of $157,731 in relation to the sale of this interest.  The carrying value of assets sold was $4,859,250.

In June 2008, the Company sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for US$500,000.  The Company had a 1.8% working interest in the field which has 81 producing wells.  The Company recognised a gain before income tax of $358,095 on this sale.  There was no income tax expense recognised in relation to the sale of this interest. The carrying value of assets sold, net of restoration liability was $145,823.

Both assets were part of the United States of America geographical reporting segment.

	Consolidated Entity
Revenue and Expenses from Discontinuing Operations	2008 $	2007 $	2006 $
Revenue
Sale of oil and gas
Oil sales	166,580	140,371	123,738
Gas sales	801,831	2,526,218	1,618,319
Non gas liquids	—	—	—
Other	—	—	—
Total Revenue	968,411	2,666,589	1,742,046

Expenses
Cost of sales	(611,049)	(1,364,582)	(739,657)
Impairment expense	(252,999)	(1,083,723)	(4,147,446)

Net profit/(loss) before income tax from discontinued operations	104,363	218,284	(3,145,056)

Income tax expense	—	—	—

Gain on sale of oil and gas properties	493,217	—	—
Income tax expense	(157,731)	—	—

Net profit/(loss) after income tax from discontinued operations	439,849	218,284	(3,145,056)

Profit/(loss) per share from discontinued operations - cents	0.22	0.11	(3.022)

Cash Flow Information
Net cash flows from operating activities	922,385	2,592,733	1,309,363
Net cash flows (used in) investing activities	—	(1,699,775)	(3,001,206)
Net cash flows from financing activities	—	—	—